UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submits the following information:

Name:	MSC Capital LLC

Address of Principal Business Office:	201 S. College Street, Suite 1690
Charlotte, NC 28244

Telephone Number:	(704) 343-6011

Name and Address of Agent for Service of Process:	Corporation Service Company MSC Capital LLC 251 Little Falls Drive Wilmington, DE 19808

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the 1940 Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1)/3(c)(7) of the 1940 Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the 1940 Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the 1940 Act pursuant to section 54(a) of the 1940 Act to be duly executed on its behalf in the city of Charlotte and the State of North Carolina on the 30th day of July, 2020.

MSC Capital LLC

/s/ Glenn Duffy
Name:	Glenn Duffy
Title:	Chief Executive Officer, Chief Investment Officer, and President

Attest:	/s/ Marie Bober, Esq.
	Name:	Marie Bober, Esq.
	Title:	Chief Compliance Officer